Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF

THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2019, PDL Community Bancorp (the “Company”) had only one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: its common stock, par value $0.01 per share. The following summary description of the common stock of the Company does not purport to be complete and is qualified in its entirety by reference to the Company's Charter and Bylaws (the “Bylaws”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.2 is a part, as well as the regulations promulgated by the Board of Governors of the Federal Reserve System (“FRB”).

General

Pursuant to the Company’s Charter, the Company has the authority to issue up to 50  million shares of common stock, par value $0.01 per share, and an additional 10 million shares of preferred stock, par value $0.01 per share. Each share of the Company’s common stock has the same relative rights, and is identical in all respects, with each other share of the Company’s common stock.  The Company’s common stock is traded on NASDAQ under the symbol "PDLB."

Voting Rights

Holders of the Company’s common stock are entitled to one vote per share on all matters requiring stockholder action, including, but not limited to, the election of directors.  Cumulative voting is not permitted for the election of directors. If the Company issues preferred stock, holders of the preferred stock may also possess voting rights.

Dividends

Holders of the Company’s common stock may, from time to time, receive dividends when, as and if declared by the Company’s board of directors (the “Board”), out of funds legally available for payment of dividends, subject to any restrictions imposed by Federal regulators and the payment of any preferential amounts to which any class of preferred stock may be entitled.  Other restrictions on the Company’s ability to pay dividends are described below under "Restrictions on Dividends."

Liquidation Preference

Holders of common stock are not entitled to a liquidation preference in respect of their shares.  Upon liquidation, dissolution or the winding up of the Company, holders of the Company’s common stock will be entitled to share ratably in all assets remaining after (i) the payment or provision for payment of all debts and liabilities of the Company; and (ii) the distribution or provision for distribution to holders of any class or series of stock having preference over the common stock in the liquidation, dissolution, or winding up of the Company.

Other Matters

The holders of the Company’s common stock have no preemptive or other subscription rights.  The Company’s common stock is not subject to call or redemption.

Restrictions on Dividends

The Company’s ability to pay dividends or to repurchase its common stock are restricted by several factors. The Company is a federally chartered savings and loan holding company and is supervised by the FRB.  The FRB has issued a policy statement regarding the payment of dividends by holding companies.  In general, the policy provides that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the holding company appears consistent with the organization’s capital needs, asset quality and overall supervisory financial condition.  Separate regulatory guidance provides for prior consultation with FRB staff concerning dividends in certain circumstances such as where the Company’s net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund the dividend or the Company’s overall rate of earnings retention is inconsistent with the Company’s capital needs and overall financial condition.  The ability of a savings and loan holding company to pay dividends may be restricted if a subsidiary savings association becomes undercapitalized.  The regulatory guidance also states that a savings and loan holding company should inform FRB supervisory staff prior to redeeming or repurchasing common stock or perpetual preferred stock if the savings and loan holding company is experiencing financial weaknesses or the repurchase or redemption would result in a net reduction, at the end of a quarter, in the amount of such equity instruments outstanding compared with the beginning of the quarter in which the redemption or repurchase occurred.  These regulatory policies may affect the ability of the Company to pay dividends, repurchase shares of common stock or otherwise engage in capital distributions.

The Company may pay dividends on its common stock to public stockholders.  If it does, it is also required to pay dividends to Ponce Bank Mutual Holding Company, unless Ponce Bank Mutual Holding Company elects to waive the receipt of dividends.  Under the Dodd-Frank Act, Ponce Bank Mutual Holding Company must receive the approval of the FRB before it may waive the receipt of any dividends from the Company.  The FRB has issued an interim final rule providing that it will not object to dividend waivers under certain circumstances, including where the waiver is not detrimental to the safe and sound operation of the savings association and a majority of the mutual holding company’s members have approved the waiver of dividends by the mutual holding company within the previous 12 months.  In addition, for a “non-grandfathered” mutual holding company such as Ponce Bank Mutual Holding Company, each officer or director of the Company and Ponce Bank, and any tax-qualified stock benefit plan or non-tax-qualified stock benefit plan in which such individual participates that holds any shares of stock to which the waiver would apply, must waive the right to receive any such dividend declared.  In addition, any dividends waived by Ponce Bank Mutual Holding Company must be considered in determining an appropriate exchange ratio in the event of a conversion of the mutual holding company to stock form.

Restrictions on Ownership of the Company's Common Stock

Under the Home Owner’s Loan Act (the “HOLA”), any person or entity is required to obtain the approval of the FRB before acquiring control of the Company, which, among other things, includes the acquisition of ownership of or control over 25% or more of any class of voting securities of the Company or the power to exercise a “controlling influence” over the Company.  Federal regulations establish a rebuttable presumption of control upon ownership, control, or holding with power to vote, of 10% or more of any class of the Company’s voting securities if (i) the Company has registered securities under Section 12 of the Securities Exchange Act of 1934, or (ii) no other person will own, control, or hold the power to vote a greater percentage of that class of voting securities immediately after the transaction.  In the case of an acquirer that is a savings and loan holding company or saving association, the HOLA requires approval of the FRB for the acquisition of ownership or control of any voting securities of the Company, if the acquisition results in the savings and loan holding company or savings association controlling more than 5% of the outstanding shares of any class of the Company's voting securities.  The Change in Bank Control Act prohibits a person, entity, or group of persons or entities acting in concert, from acquiring "control" of a savings and loan holding company, such as the Company, unless the FRB has been given prior notice and has not objected to the transaction.

As a result of the Company’s formation on September 29, 2017, until September 29, 2020, FRB regulations generally prohibit any person from acquiring or making an offer to acquire beneficial ownership of more than 10% of the stock of the Company or Ponce Bank without the FRB’s prior approval.

Anti-Takeover Provisions in the Company’s Charter and Bylaws

Certain provisions of the Company's Charter and Bylaws could make it less likely that the Company's management would be changed or someone would acquire voting control of the Company without the consent of the Company’s Board.  These provisions could delay, deter or prevent tender offers or takeover attempts that stockholders might believe are in their best interests, including tender offers or takeover attempts that could allow stockholders to receive premiums over the market price of their common stock.

Preferred Stock

The Company’s Board can, under the Company's Charter and without stockholder approval, issue one or more series of preferred stock with such preferences and designations as the Board may from time to time determine.  The issuance of preferred stock must be approved by a majority of the Company’s independent directors who do not have an interest in the transaction and who have access, at the Company’s expense, to legal counsel.  In some cases, the issuance of preferred stock could discourage or make more difficult attempts to take control of the Company through a merger, tender offer, proxy context or otherwise.

Nomination Procedures

Holders of the Company’s common stock can nominate candidates for the Company’s Board. A stockholder must follow the advance notice procedures described in the Bylaws.  In general, to nominate a person for election to the Company’s Board at the annual meeting of Company stockholders, a stockholder must submit a written notice of the proposed nomination to the Company's corporate secretary at least five days prior to the date of the annual meeting.

Amendment of Bylaws

Under the Bylaws, the Company’s Board, upon a majority vote of the authorized directors, or the Company’s stockholders, upon a majority vote of the votes cast by the Company’s stockholders at any legal meeting, can amend the Bylaws so long as the amendments are consistent with the regulations of the FRB.